Exhibit 99.17

Date: February 8, 2022
Attention	Without Prejudice

Ability Inc –Independent Committee

Greetings,

Re: Ability Inc and Subsidiaries – Agreement with Creditors

At the request of the Company’s Independent Committee, the undersigned, Messieurs Anatoly Hurgin (“Hurgin”) and Alexander Aurovsky (“Aurovsky”), respectfully submit their principal position in regard to terms that will apply to them as part of the agreement with creditors, which Ability Inc (the “Company”) and the other companies in the group (as defined below), intend to propose to their creditors (“Proposed Creditors Agreement”).

A.	General

1.	The Group

1.1	The Company is a foreign holding Company, incorporated in the Cayman Islands. The Company’s shares are traded on the Tel Aviv Stock Exchange and the OTC Pink in the USA.

1.2	The Company operates through three subsidiaries fully owned by the Company (100%): Ability Computer & Software Industries Ltd (hereinafter: “Ability Industries”), Ability Security Systems Ltd (“Ability Systems”) and Telcostar Pte Ltd (“Telcostar”) (the three together the “Subsidiaries” and together with the Company, the “Companies” or the “Group”).

1.3	The Group’s activity focuses on technologies for intercepting cellular and satellite communications.

1.4	As stated in an expert opinion regarding the assessment of the solvency of the companies dated January 21, 2022, conducted by Suraya Consultants Ltd. (the “Opinion”), the Companies are insolvent, in accordance with both the cash-flow test and the balance sheet test, as stipulated in the law.

1.5	The Companies have a considerable capital deficit (approx. USD $14 million as of June 30, 2021), a substantial negative working capital, and current operating losses of approximately USD $5 million in the first half of 2021 and approximately USD $6.5 million in 2020.

1.6	Additionally, and as apparent inter alia from the Opinion, there are legal proceedings (the allegations therein are denied) totaling more than USD $34 million against the Group, for which allowances in the approximate amount of USD $3 million[1] were provided in the financial statements. Some of these proceedings were also initiated against Hurgin, Aurovsky and Ability Limited, a foreign company established in 2004 in Hong Kong, and used over the years for the international trade activities of the Company and its Subsidiaries’ (hereinafter “Ability Limited”). Ability Limited is currently fully owned by Hurgin and has not been active for more than a decade.

1.7	In light of this background, the Group intends to submit to the court a motion requesting that the Proposed Creditors Agreement, which includes, among other things, an agreement to sell Ability’s shell company to G.C. Hevron Capital Ltd (hereinafter “Hevron”), for approval by the companies stakeholders.

[1]	For more information, see the Company’s motion for a stay of proceedings, Bankruptcy Case 30162-07-21 (hereinafter: “Motion for Stay of Proceedings”)

1.8	To complete the picture, it should be noted that the Proposed Creditors Agreement is conditioned upon receiving the consent of the U.S Securities and Exchange Commission (the “SEC”) or alternatively, with the recognition of the relevant court in the United States, in the judgment which will approve the Proposed Creditors Agreement the proceedings here.

2.	Hurgin and Aurovsky

2.1	Hurgin and Aurovsky initiated, established and built the Group’s activity from scratch, based on their expertise, experience and know-how that they accumulated in the Group’s area of activities.

2.2	Hurgin holds approximately 13.91% of the Company’s share capital (and approximately 10.44% of its voting rights), and 100% of the shares of Ability Limited, and Aurovsky holds approximately 17.67% of the Company’s share capital (and approximately 14.55% of its voting rights). Hurgin’s and Aurovsky’s combined voting rights are 24.99%.

2.3	To complete the relevant background, it should be noted that as part of the consideration received in the reverse merger performed at the end of 2015, Hurgin and Aurovsky hold a Put Option (“Put”) which was extended until March 1, 2026, giving them the right to sell 117,327 of their shares to the Company, in return for the consideration of approx. 12,500,000 USD, that are deposited into an escrow account (“Escrow Funds”).

It is emphasized that according to the order published by the U.S District Court on July 29, 2021 (the “Order”) at the request of the SEC; Hurgin and Aurovsky and/or anyone on their behalf, are prevented from performing any act or raising any arguments regarding the Escrow Funds and any reference to the Escrow Funds, contrary to that stipulated in the Order, might be considered contempt of the U.S. Court.

A copy of the Order is enclosed as Appendix 1.

2.4	Furthermore, Hurgin serves as the Company’s Chairman of the Board, and CEO as well as a Director in the Group’s Companies, and Aurovsky serves as CTO and Director in the Group’s Companies.

2.5	Considering the Companies’ severe cash flow crisis, Hurgin and Aurovsky paid various

Payments that the Companies were unable to pay from their own private pockets, which as of December 31, 2021, had accumulated to an amount of approx. 1,036,501 NIS. These amounts were registered in the Company’s books as a shareholders loan and were approved by the company’s required instances.

2.6	Moreover, since September 2019 and for more than two years, Hurgin and Aurovsky, who had both been working as hired employees for the Companies, postponed receiving their salaries, in an accumulated total of approx. 7,254,644 NIS, as of December 31, 2021, in order to offer the Companies some breathing space[2]. Indemnification for legal expenses in the sum of approx. 680,408 NIS (these indemnities have yet to be approved by the Company’s Board of Directors, but were included in its consolidated annual statements) need be added to the Companies’ debts to Hurgin and Aurovsky.

[2]	In June 2021, the scope of Hurgin’s and Aurovsky’s jobs, were decreased by half.

2.7	The Companies total debts owed to Hurgin and Aurovsky as of December 31, 2021 amount to approx. 8,971,554 NIS, and therefore Hurgin and Aurovsky constitute as substantial creditors of the Companies. As said, this amount mainly originates from Hurgin and Aurovsky’s salaries, which have not been paid for more than two years.

2.8	As said, Hurgin and Aurovsky have been personally sued in some action lawsuits filed against the Group, including a claim filed to the Lod District Court, in the amount of 5,000,000 NIS and a claim filed to the Tel Aviv Magistrate’s Court in the amount of 629,378 NIS. Ability Limited is also a defendant in these two actions and was probably added due to the name “Ability”. In this regard, note that according to the legal advice Hurgin and Aurovsky received from the attorneys representing them in these proceedings, the actual extent of their legal exposure is considerably lower than the amounts of the claims against them. Additionally, there are also proceedings before the SEC.

2.9	For the sake of full disclosure, it is noted that the party leasing the asset where the Group operated until August 2021, at 14 Yad Harutsim St, Tel Aviv, claims he has a personal guarantee from Aurovsky for a claimed and denied debt of approximately 500,000 NIS, as of the date of filing this proposal.

2.10	In this regard, note that the officers and directors’ insurance policy does not cover claims for actions performed after February 2020, and in any case the previous insurance policies’ coverage had been maxed out. Note that to the best of Hurgin’s and Aurovsky’s knowledge, the said insurance policy was extended by six months.

2.11	Also note that as apparent inter alia from the response filed by the Israel Police to the Court on July 20, 2021 as part of the Stay of Proceedings against Hurgin, Aurovsky (in their capacities as officers in the Group) and others – against Hurgin, Aurovsky and two of the Company’s Subsidiaries (Ability Industries and Ability Systems), a criminal investigation has been underway for some time on suspicion of committing various offenses, which Hurgin and Aurovsky completely deny, including offenses according to the Prohibition on the Anti-Money laundering Law, in a scope of more than 100,000,000 NIS. As part of the ongoing investigation, assets belonging to the investigated parties in the value of the alleged money laundering offences was seized. As of the date of writing these lines, no charges have been filed against any of the investigated parties, and a general gag order has been imposed on the investigation and its details.

2.12	According to Hurgin and Aurovsky, their contributions to the Proposed Creditors Agreement is intended to help their life’s work, or regretfully, bring it to a dignified end, and is not as a result of their fear of personal exposure to legal proceedings.

B.	The proposed contribution

3.	The proposed contributions of Hurgin and Aurovsky in the framework of the Proposed Creditors Agreement must be examined in light of the aforesaid factors, including their considerable efforts to help the Companies overcome the crisis, the considerable debt to them for their salaries, the additional funds they provided in order to help the Companies, the scope of the claims and provisions for them, the lack of an officer’s insurance policy for a substantial part of the period, and the scope of assets seized by the Israel Police etc.
4.	Waiver of Debts:

4.1	As of December 31, 2021, the Companies’ debts to Hurgin and Aurovsky are estimated at a total of 8,971,554 NIS and include, inter alia, payments in the amount of 7M NIS due to Hurgin and Aurovsky for salaries not paid for an extensive period, as well as additional payments that the Company was required to bear and were paid by Hurgin and Aurovsky from their own funds on behalf of the Company (temporarily and only until the Company could repay these amounts), out of a desire to help the Company meet its payments, including insurance premiums, legal fees, and more.

4.2	As part of the Proposed Creditors Agreement, Hurgin and Aurovsky are willing to forgive and voluntarily relinquish, all obligations of the Companies debts to them (100%), as a contribution on their part, and in order to increase the amount of assets available to be distributed to the Companies’ creditors.

5.	Continuing the activity of the Subsidiaries:

5.1	As stated in the Opinion, and as far as Hurgin and Aurovsky are aware, there is no economic or accounting separation between the Companies and they are managed as one, whereas all revenues and costs (in recent years) are registered in Ability Industries.

5.2	As mentioned, in recent years the Companies have recorded a considerable decrease in the volume of activity and showed significant operating losses (USD $7.6 million 2019, $6.7 million in 2020 and $5 million in the first half of 2021).

5.3	Accordingly, the continued operation of Ability Industries’ might also record a deficit. This, among other things, in view of the fact that most of the payments from customers for existing projects, which Ability Industries is required to continue and maintain have already been received; considering the permanent and essential operating costs estimated as approximately 450,000 Euros per year (excluding salaries and other current expenses), since Ability Industries is expected to be rendered future services which have already been paid for and noting the decline in demand during the Corona period (probably also in light of government authorities preferring to invest in other areas).

5.4	The continued operation of the Subsidiaries activity is expected to prevent filing debt claims by the Companies’ customers in many millions of dollars, due to the cessation of the provision of services, support and products by the Subsidiaries. For example, if we only consider customer restitution claims for amounts paid to the Subsidiaries, then for the three currently active customers of the Subsidiaries’, the amounts are USD $4.9 million, $5.7 million and $524,000, excluding possible claims for compensation. Accordingly, at the least, this will result in a saving of approximately USD $11 million of the bankruptcy estate assets, when in reality, the amount of the customers’ debt claims, might be considerably higher.

5.5	In light thereof and noting that to the best of Hurgin’s and Aurovsky’s knowledge and their inquiries so far a potential buyer for the Subsidiaries has not been located, Hurgin and Aurovsky are willing to assume continuing the Subsidiaries’ activity (through companies controlled by them as specified below) as part of the Proposed Creditors Agreement, as an additional contribution (if a buyer will not be located, as said) on their behalf, according to the following terms:

5.5.1	Transfer of shares: On the date that of approval of the Proposed Creditors Agreement, the Subsidiaries’ shares will be transferred, in equal shares, to companies controlled by Hurgin and Aurovsky (“New Shareholders”), without any consideration, and free and clear of any debt, foreclosure, pledge, lien and option in regard thereto or any other right by any party, except the undertaking to pay the creditors according to the Proposed Creditors Agreement.

5.5.2	Profit participation: as part of Hurgin and Aurovsky’s contribution to the Proposed Creditors Agreement, the Subsidiaries will share their future profits with creditors in terms of profits generated by the Subsidiaries or any of them, for the period, commencing from the date of approval of the Proposed Creditors Agreement and until December 31, 2025 (about four years of activity, hereinafter: “the Entitling Period”) as a result of their activity (the “Profits”) as specified below[3]:

5.5.2.1	100% of the Profits generated in the period from approval of the Proposed Creditors Agreement and until December 31, 2023, will be transferred to the creditors’ fund.

5.5.2.2	75% of the Profits generated from January 1, 2024 to December 31, 2024, will be transferred to the creditors’ fund.

5.5.2.3	50% of the Profits generated from January 1, 2025 to December 31, 2025, will be transferred to the creditors’ fund.

5.5.3	Complete discharge of Subsidiaries’ debts: For the avoidance of doubt and as detailed in section 7.7 below, this Proposal is based upon and relies on receiving a complete discharge of the Subsidiaries debts up through the date of approval of the Proposed Creditors Agreement (except for the undertaking to pay the creditors according to the composition), so that commencing on that date, the Subsidiaries will be released and exempt from any claim and/or penalty and/or demand and/or debt and/or liability and/or undertaking and/or any other type and sort of proceeding that can impose a financial liability by any third party on the Subsidiaries. It is expressly clarified that receiving a complete discharge is a contingent term for this Proposal. This is with the exception of obligations owed to Hurgin and Aurovsky in regard to their employment in Ability Industries (in the past and future), considering their successive employment and except for their undertaking to pay the creditors according to this Proposed Creditors Agreement, as specified in this Proposal.

5.6	Following what was stated in section 5.5.2 and for the sake of completeness, it should be noted that Ability Industries has claims regarding funds due to it from two main sources, whose date for payment and prospects for collection are unclear: (1) the sum of USD $1.75 million from Elbit (this amount constitutes 30% of the total collection sum for a certain project and there are disputes with the customer in this matter). This debt was fully recognized in the financial statements as of June 30, 2020[4]; (2) the estimated sum of approx. USD $1.05 million from a (owed to the Company as the balance of payment constituting 75% of the consideration for both projects). These funds have yet to be recognized as income in the Company’s books and as of the date of this Proposal, they appear as part of its liabilities.

5.7	For the sake of order and clarity, the proposed conditions for operating the Subsidiaries during the Entitling Period are specified below:

5.7.1	The term “Profits” shall be interpreted as distributable profits, in accordance with the Subsidiaries’ audited financial statements for each relevant year during the Entitling Period (excluding effects on profits originating from applying the provisions of the Proposed Creditors Agreement). The Profits will be paid to the creditors within 30 days from the date of filing the audited financial statements with the Tax Authorities.

[3]	Note that Hurgin and Aurovsky estimate that no activity or profits are expected in Ability Systems and Telcostar.
[4]	In this regard note that the proceeds from that customer are pledged (a non-registered pledge, according to the provisions of section 178 of the Companies Ordinance) in favor of the State of Israel, yet according to the State representative, as said in the hearing from July 21, 2021 (p. 4, lines 8-15 of the protocol), the Companies believe they can reach understandings with the State of Israel in the matter, which will permit using these proceeds in favor of the Composition assets.

5.7.2	For the avoidance of doubt, Hurgin and Aurovsky agree that the Subsidiaries’ activities will be accompanied by an external, auditing accountants’ office from one of the big firms, which will be elected by the creditors’ or appointed by the court, to oversee the transfer of Profits to the creditors’ funds, and to be in charge of forwarding the periodic reports to the Administrator of Proposed Creditors Agreement, if required (“Creditors Representative”). For the avoidance of doubt, the Creditors Representative will sign a common confidentiality undertakings document, guaranteeing that he or she will maintain confidentiality of the Subsidiaries’ information. To the extent possible, the Creditors Representative’s fees will be financed from the Subsidiaries’ Profits, if any. If necessary, Hurgin and Aurovsky are willing (through the New Shareholders) and as an additional contribution on their behalf, to pay the Creditors Representative’s fees, in a sum of up to 10,000 NIS plus VAT, per year.

5.7.3	The Creditors Representative will be in contact with the Subsidiaries in regard to any matter concerning communication between the creditors and the Subsidiaries during the Entitling Period. For the sake of order, the creditors will not contact the Subsidiaries and/or Hurgin and Aurovsky directly, yet only through the Creditors Representative.

5.7.4	In the event that the Subsidiaries request not to distribute all or part of their Profits for a certain year for the purpose of investing them in the Company’s operations and for developing and generating profits in subsequent years, the Subsidiaries will be entitled to do so, subject to reasonable justification and subject to the prior consent of the Creditors Representative.

5.7.5	In regard to selling the Subsidiaries’ shares or the shares of any Subsidiary and/or all their operations and assets and/or intellectual property, if any (the “Sale”), the following provisions will apply:

5.7.5.1	In case of a Sale during the Entitling Period, the New Shareholders will share the net profits remaining from the Sale with the creditors in equal shares (50%-50%).

5.7.5.2	Without derogating from the foregoing, it is agreed that during the first two years of the Entitling Period, the creditors (through the Creditors Representative) will be entitled to notify their refusal of the said Sale transaction, subject to reasonable written reasons justifying said refusal, in relation to the expected consideration from the Sale. In such case, Hurgin and Aurovsky and/or the Subsidiaries and/or the New Shareholders, will be entitled to apply to the Court with a motion for instructions and request the approval of the Sale notwithstanding the aforesaid.

5.7.5.3	In case of a Sale, which has received approvals as specified in section 5.7.5.2 above, the distribution of Profits received from the Sale with the creditors, will replace the creditors’ entitlement to further payments from the Subsidiaries, as specified in section 5.5.2 above and will exhaust the creditors’ entitlements according to this Proposed Creditors Agreement.

5.7.6	As an additional contribution to the Proposed Creditors Agreement on their part, Hurgin and Aurovsky agree that during the first two years of the Entitling Period, they will work in Ability Industries, without compensation and will not withdraw any pay for their work in Ability Industries. After the said two-year period will end and until the end of the Entitling Period, Hurgin and Aurovsky will be entitled to salaries equal to the acceptable salary for CEOs in companies similar to the Subsidiaries in the market (in terms of their field of business, turnover etc.).

5.7.7	Upon approval of the Proposed Creditors Agreement, the employment of two employees in Ability Industries will end: Mr. Ronnie Reshef (sales manager) and Mrs. Dalia Yasnopolski (secretary) and they will be entitled to file a debt claim in accordance with the law, for any amount that Ability Industries owes them for terminating their employment.

5.7.8	The employment of Hurgin and Aurovsky in Ability Industries will continue, whilst maintaining succession of their rights and as an exception to the transfer of the Subsidiaries free of any debt. In addition to the aforesaid, and as additional consideration on their behalf for the Proposed Creditors Agreement; in the event of the termination of their employment during the Entitling Period, Hurgin and Aurovsky waive the right awarded to them according to their employment agreements extending the notice period and the adjustment period, as well as their right to receive their accumulated vacation days, if any – a waiver that represents a very significant contribution, estimated at approx. 1.5-3.5 million NIS[5].

5.7.9	The Subsidiaries, through the New Shareholders (to be held by Hurgin and Aurovsky), will conduct their businesses at their discretion, provided that they will only act in the best interests of the Subsidiaries and in order to maximise their profits. Notwithstanding, it is clarified that in any case of a transaction with an interested party (in accordance with the provisions of sections 268-275 of the Companies Law, 5759-1999), the approval of the Creditors Representative will be required in advance for such a transaction.

5.7.10	All claims and rights of the Subsidiaries, if any, towards third parties, will be preserved even after the date of the Proposed Creditors Agreement approval (including with respect to the funds specified in section 5.5.2 above), and they may take legal action as they see fit in order to preserve their rights (subject to the said in section 5.7.9 above). It should be noted in this regard that all parties interested in the stock exchange shell did not express any interest in the activity of the Subsidiaries or sought to cast new activity.

5.7.11	Ability Industries will undertake, from the date of approval of the Proposed Creditors Agreement by the Creditors, to continue the lease agreement for the property on Hahortim St, Holon, registered as its address.

5.7.12	In the event the Subsidiaries or any or any of them do not have sufficient funds to finance their activity, the New Shareholders will be entitled (but not obligated) to provide shareholders loans from their resources, according to their discretion. It is clarified that the said shareholders loans will bear the minimal interest required by law only. It is also expressly clarified that these shareholders loans will be repaid to the New Shareholders in full, before any profit distribution or any payment from such Profits to creditors for that Subsidiary (including for the avoidance of doubt, payment according to the said in section 5.5.2 above).

[5]	4 months of advanced notice and 8 months of adjustment, amount to approx. 1.5M NIS according to a conservative calculation of half their salary (as said, their positions were decreased in the month of June 2021) without social benefits and approx. 3.5M NIS according to a calculation of all the salary costs, including social benefits.

5.7.13	In the event that despite Hurgin’s and Aurovsky’s efforts, in their reasonable discretion it will not be economically advisable to continue the operations of Ability Industries and/or any of the other Subsidiaries, they will be entitled to act to close any of the subsidiaries at any time and thereby notify the creditors’ representative in writing.

6.	Escrow funds

6.1	As stated above, the escrow funds are seized by the Israel Police and in addition, are subject to an Order issued in the United States at the request of the SEC. Pursuant to the Order issued by the United States court, Hurgin and Aurovsky and/or anyone on their behalf, are prevented from performing any act and raising any claim with respect the escrow funds.

6.2	As further stated, the proposed Creditors Agreement is conditioned upon receiving the consent of the SEC or recognition of the court in the United States in a judgment that will approve the proposed Creditors Agreement as part of the procedure here.

6.3	Therefore, it is noted with due caution and subject to the written consent of all parties involved as a precondition, that Hurgin and Aurovsky are willing to consider a plan allowing a comprehensive settlement between the SEC and Hurgin, Aurovsky, the Company and Ability Industries and receiving the SEC’s consent to the proposed Creditors Agreement.

7.	Exemption from past debts:

7.1	The Proposed Creditors Agreement will exhaust the creditors’ rights towards the Group, Hurgin and Aurovsky and/or anyone on their behalf for the Group’s past debts, as well as towards Ability Limited and/or anyone on its behalf (in regard to the two claims specified in section 2.8 above) upon approval by the Court, and will result in a dismissal of all arguments and/or claims and/or demands by the creditors and/or the Group’s shareholders from Hurgin and Aurovsky and/or anyone on their behalf, from the Group officers, shareholders, employees and officers and will constitute a final exemption and release, clearing them of any past debt (whether known and whether unknown).

7.2	As of the date of approval of the Proposed Creditors Agreement by the court and subject to fulfilling its conditions, the creditors and/or shareholders will not be able to receive payment from the Group, Hurgin and/or Aurovsky and/or anyone on their behalf, Ability Limited and/or anyone on its behalf (in regard to the two claims specified in section 2.8 above), the Group officers, shareholders, employees and officers and will not be able to submit any action against them for past debts (including debts formulated after the date of the proposed Creditors Agreement, yet based on grounds that occurred before that date) or any action and/or omission caused by them in the Group and/or in regard (directly or indirectly) to their activity, all until the date of filing the motion.

7.3	In addition, the creditors and/or shareholders will not initiate and/or will not continue any legal proceeding against the Group, Hurgin and Aurovsky and/or anyone on their behalf, Ability Limited and/or anyone on its behalf (in regard to the two claims specified in section 2.8 above), the Group managers, shareholders, employees and officers for past debts and all pending proceedings against them before any legal instance for past debts, including any collection proceedings and execution files, if any, will be annulled, including dismissing any provisional relief awarded before such date.

7.4	Additionally as part of the proposed Creditors Agreement, the Companies will exempt Hurgin and Aurovsky and anyone on their behalf from any liability towards any one of them for any act and/or omission caused by them in the Companies and/or in regard (directly or indirectly) to their activity and/or any damages caused and/or that will be caused to them, directly or indirectly, in their actions and by virtue of being officers in the Companies (and/or Subsidiaries and/or associated companies and/or any other corporation in which the Companies hold securities, directly and/or indirectly), all until the date of approving the proposed Creditors Agreement. The Companies undertakings as said, will be interpreted broadly and in a manner intended to fulfill them as permitted by law and for the purposes for which they were intended.

7.5	All of the above is with the exception of the Subsidiaries debts to Hurgin and Aurovsky in regard to their employment in Ability Industries (in the past and future), considering their successive employment and except for their undertaking to pay the creditors according to the Composition as specified in this Proposal.

7.6	For the sake of caution, is it clarified that the term “Creditor”, refers to a creditor of any kind, including (without exception) a deferred or conditional creditor, as well as a creditor whose source of debt has materialized prior to the date of approving the proposed Creditors Agreement, all whether known or unknown at such date.

7.7	In case of a Creditor who raises demands and/or claims against Hurgin and/or Aurovsky personally and/or against anyone acting on their behalf, with respect to an alleged debt that concerns the Group’s activity, without making in that instance any demands and/or claims against the Group Companies, Hurgin and Aurovsky will negotiate an outline for a proposal to the creditors with regard to said matters together with the Group.

7.8	It is expressly clarified that the receipt of a full discharge as aforesaid (subject to the exceptions specified in this Proposal) is a contingent precedent for this Proposal, and that this Proposal is based and relies on receiving the complete discharge as stated. In the event a complete discharge is not received and any of the Group’s Companies and/or Ability Limited and/or anyone on its behalf (in regard to the two claims specified in section 2.8 above) will owe any liability for the period before the date of approving the proposed Creditors Agreement, or if any personal claim will be raised against Hurgin and Aurovsky concerning their activity in the Group; Hurgin and Aurovsky will be entitled to cancel the proposed Creditors Agreement and shall be entitled to all their rights to receive funds and/or other rights, of any sort and type, from all the Group Companies.

8.	For the avoidance of doubt, it is clarified that this position constitutes an entire solution and parts of it cannot be considered separately. Moreover, it is clarified that this position is subject to signing a specified and binding Creditors Agreement with the Creditors, which will establish the principles presented in this Proposal in more detail, in a binding manner and according to acceptable principles concerning everything stated herein. Accordingly, as long as a binding Creditors Agreement as said has not been signed, Hurgin and Aurovsky reserve their right to supplement and/or amend and/or modify what is stated in this Proposal, if necessary.

9.	Summary of the proposed contribution

9.1	As apparent from the aforesaid, Hurgin’s and Aurovsky’s proposed contribution is extremely significant for the debt assets, as follows:

9.1.1	Waiving past debts in an amount nearing 9M NIS (approx. 7M NIS for salaries);

9.1.2	Distributing the Profits of the Subsidiaries during the Entitling Period in a rate of 50-100 percent, as well as distributing the Profits that the New Shareholders will be entitled to in case of a Sale (reflects a potential contribution that might reach the sum of approx. 3M USD – if Ability Industries will manage to collect the funds as said);

9.1.3	Agreeing to pay the fees of the Creditors Representative, if they will not be covered by the said Profits, in the amount of 10,000 NIS per year, during the next 4 tax years (reflecting a maximal contribution of 40,000 NIS);

9.1.4	Working without any consideration for two years (reflecting a contribution of more than 7M NIS, noting the salary costs of Hurgin and Aurovsky in the past and without including the pay limit after that);

9.1.5	Waiving certain rights resulting from ending their employment in Ability Industries (reflects a contribution of approx. 1.5-3.5M NIS, noting Hurgin’s and Aurovsky’s rights according to their employment agreements);

9.1.6	Saving approx. 11M USD at least from the debt assets, in regard to the debt claims of customers for continuing the Subsidiaries activity.

The said does not exhaust Hurgin and Aurovsky’s rights or derogate from any of their claims.

Respectfully,

Anatoly Hurgin	Alexander Aurovsky
Signature	Signature

Appendix 1

Case 1:19-cv-05705-MKV Document 90 Filed 07/29/21 Page 1 of 3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:
DATE FILED: 7/29/2021

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-v-

ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, and ABILITY INC.,

Defendants.

No. 19-cv-5705 (MKV)

ORDER GRANTING PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION TO FREEZE CERTAIN ASSETS AND TO RESTRAIN AND ENJOIN DEFENDANTS FROM DISSIPATING ASSETS

Plaintiff the United States Securities and Exchange Commission (the "SEC") filed a motion seeking to freeze funds held in an escrow account pursuant to a "Put Option Escrow Agreement" between certain of the Defendants. *See* Motion for a Preliminary Injunction, ECF No. 75. Pursuant to that agreement, Individual Defendants Anatoly Hurgin and Alexander Aurovsky held an option to sell shares of corporate Defendant Ability, Inc. ("Ability") back to the company. *See* Complaint, ECF No. 1, ¶ 122; Memorandum in Opposition to Motion, ECF No. 84, at 6. Earlier in this action, Ability agreed to, and the Court entered a consent judgment encumbering those funds and prohibiting their use to pay the Individual Defendants, all with an intent to ensure that the funds would exist to satisfy any money judgment or forfeiture entered in this case. *See* Consent Judgment, ECF No. 37, § IV.

Recently, long after the company agreed to the consent judgment, Ability filed for certain relief in an Israeli bankruptcy court that could well have the effect of annulling that judgment and allow the company to withdraw the funds from the account in question for distribution to creditors, of which Individual Defendants are the company's largest. *See* Declaration of Donald

W. Searles in Support of Motion, ECF No. 75-2, ¶¶ 3-5. The SEC moved to freeze the assets in the escrow account. *See* ECF No. 75. The corporate Defendants did not appear to contest the motion but the Individual Defendants filed an opposition to the SEC's request. *See* ECF Nos. 83-84. The court has carefully reviewed all documents filed in connection with the motion and the record in this case to date. The Court held a hearing on the motion on July 29, 2021.

Because a preliminary asset freeze is a measure to maintain the status quo and imposes little burden, to succeed on a motion to freeze the assets, the SEC need only show that show "(1) a concern that the defendant will dissipate the assets within the defendant's control or will transfer the assets beyond the United States, and (2) either a likelihood of success on the merits or a basis to infer that the defendant violated the securities laws." *SEC v. Santillo*, 18-CV-5491 (JGK), 2018 WL 3392881, *2 (S.D.N.Y. July 11, 2018); *see also Smith v. SEC*, 653 F.3d 121, 128 (2d Cir. 2011) ("Where an asset freeze is involved, the SEC 'must show either a likelihood of success on the merits, or that an inference can be drawn that the party has violated the federal securities laws.'" (quoting *SEC v. Byers*, No. 08 Civ. 7104, 2009 WL 33434, at *3 (S.D.N.Y. Jan. 7, 2009))).

For the reasons stated on the record at the July 29 hearing, the Court finds that the SEC has met its burden. The SEC clearly has shown—and Defendants have not contested—that there is a risk that Defendants will dissipated the assets in the escrow account by means of the bankruptcy proceeding in Israel. Little, if any, burden is imposed by freezing the assets and maintaining the status quo since, Ability has effectively agreed in the consent judgment not to dissipate the assets, and the Individual Defendants, as officers and directors of Ability, are expressly bound by that judgment. *See* Consent Judgment § IV. The SEC also has proven that there is at least a basis to infer that Defendants violated the securities laws in the manner alleged